COHEN & CZARNIK LLP

                                  140 Broadway
                                   36th Floor
                            New York, New York 10005

STEPHEN J. CZARNIK, ESQ.
Direct Dial: (212) 232-8323
Fax:         (212) 937-3870


                               September 28, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        John Reynolds, Assistant Director
                  Office of Emerging Growth Companies

         RE:      SONOMA COLLEGE, INC.
                  REGISTRATION STATEMENT ON FORM SB-2 (REG. NO. 33-120671)

Ladies and Gentlemen:

         On behalf of Sonoma College, Inc., I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "Commission"), dated August 11, 2005, regarding Sonoma College's registration statement on Form SB-2 (Reg. No. 333-120671), Amendment No. 4, dated July 21, 2005. Amendment No. 5 to the registration statement was transmitted via EDGAR today, September 27, 2005, which includes changes made to the registration statement in response to the staff's comments. I also enclose five (5) copies of Amendment No. 5 to the registration statement.

         This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response. Additionally, please be advised that the registration has been updated to include the financials for the fiscal year ended June 30, 2005.

GENERAL

         1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT ONE. WE ALSO NOTE YOU ARE REGISTERING APPROXIMATELY 19.4% OF THE OUTSTANDING SHARES AND THAT THE OFFICERS, DIRECTORS AND AFFILIATES ARE SELLING APPROXIMATELY 16.7% OF THE OUTSTANDING SHARES IN THE OFFERING- IT CONTINUES TO APPEAR THAT THIS OFFERING BY THESE SELLING SHAREHOLDERS IS BEING MADE "BY OR ON BEHALF OF" THE ISSUER. SINCE THE ISSUER DOES NOT QUALIFY TO CONDUCT AN "AT THE MARKET" OFFERING UNDER RULE 415(A)(4), REVISE YOUR REGISTRATION STATEMENT TO PRICE ALL SECURITIES OFFERED IN THIS PROSPECTUS FOR THE DURATION OF THE OFFERING, AND INDICATE THIS SPECIFIC PRICE WHERE APPROPRIATE IN THE PROSPECTUS OR PROVIDE FURTHER SUPPORT FOR YOUR POSITION THAT THE OFFERING IS NOT "BY OR ON BEHALF OF' THE ISSUER.

         As we discussed with Mr. David Link and Mr. Tom Kluck of the Commission on August 26, 2005, we have revised the registration statement selling stockholder table so that 50% of the shares held by non-affiliates of Sonoma included in the table are being registered and 10% of the shares held by affiliates of Sonoma included in the table are being registered.

COVER PAGE

         2. WE REISSUE OUR PRIOR COMMENT TWO. REVISE TO INDICATE THE DURATION OF THE OFFERING BY THE OFFICERS, DIRECTORS AND AFFILIATES OF THE COMPANY.

         Please see response to Item 1.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
September 28, 2005
Page 2 of 4

RISK FACTORS, PAGE 4

         3. PLEASE REVISE RISK FACTOR FIVE TO EXPLAIN HOW YOUR ENROLLMENT GROWTH WOULD BE AFFECTED.

         We have revised the registration statement accordingly.

PLAN OF DISTRIBUTION, PAGE 16

         4. WE NOTE YOUR STATEMENT THAT "THE SELLING SHAREHOLDERS HAVE NOT INFORMED US OF HOW THEY PLAN TO SELL THEIR SHARES." ITEM 507 REQUIRES THE COMPANY TO INDICATE THE PLAN OF DISTRIBUTION FOR THE SECURITIES. PLEASE REVISE TO DELETE THE NOTED STATEMENT.

         We have deleted the noted statement from the registration statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.. PAGE 20

         5. WE NOTE YOUR RESPONSE TO COMMENT 13. PLEASE REVISE TO PROVIDE AN ADDRESS FOR HARVEY NEWMAN GIVEN HE IS NOT AN OFFICER OR DIRECTOR OF THE COMPANY.

         We have revised the registration statement accordingly.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION ON PLAN OF OPERATION, PAGE 42

         6. AS PART OF YOUR DISCUSSION ON PAGE 44, WE NOTED YOU DISCLOSED A TOTAL OF $210,000 IN INVOICED GROSS TUITION AND FEES FROM THE CASA LOMA PROGRAM FOR THE NINE MONTHS ENDED MARCH 31, 2005. THIS IS NOT CONSISTENT WITH YOUR SIMILAR DISCLOSURES OF $168,000 ON PAGES 26 AND F-33. PLEASE REVISE YOUR FILING TO CONSISTENTLY PROVIDE THE AMOUNT OF INVOICED GROSS TUITION AND FEES RELATED TO THE CASA LOMA PROGRAM.

         We have revised the registration statement to consistently provide the amount invoiced gross tuition and fees related to the Casa Loma program.

LIQUIDITY AND CAPITAL RESOURCES. 51

         7. INDICATE HOW LONG YOUR CURRENT CAPITAL WILL SATISFY YOUR CASH REQUIREMENTS.

         We have revised the registration statement to include a statement with respect to the cash requirements of Sonoma.

EXECUTIVE COMPENSATION, PAGE 57

         8. PLEASE REVISE YOUR SUMMARY COMPENSATION TABLE TO INCLUDE THE FISCAL YEAR ENDED JUNE 30, 2005. ALSO UPDATE YOUR OTHER DISCLOSURES IN THIS SECTION THROUGH THE FISCAL YEAR ENDED JUNE 30, 2005.

         We have revised the registration statement accordingly.

         9. REVISE THE FIRST PARAGRAPH TO INDICATE THAT THE COMPENSATION DISCUSSION ADDRESSES ALL COMPENSATION AWARDED TO, EARNED BY, OR PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS.

         We have revised the registration statement accordingly.

         10. PLEASE CLARIFY YOUR STATEMENT THAT "AS OF JULY 15, 2005, ONLY ONE OF OUR EXECUTIVE OFFICERS IS CURRENTLY EARNING COMPENSATION, TECHNOLOGY EXCHANGE, INC. WHOLLY OWNED BY JOSEPH S. KEATS, IS CURRENTLY EARNING $10,000 PER MONTH FOR THE SERVICES OF MR. KEATS-" WE NOTE FOOTNOTE 1 TO THE SUMMARY COMPENSATION TABLE.

         We have revised the registration statement to clarify the statement.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
September 28, 2005
Page 3 of 4

         11. WE NOTE YOUR RESPONSE TO COMMENT 30. WE ALSO NOTE YOUR STATEMENT THAT "NO INDIVIDUAL EXERCISES OF STOCK OPTIONS HAVE BEEN MADE BY ANY EXECUTIVE OFFICER OR ANY DIRECTOR DURING OUR FISCAL YEAR ENDED JUNE 31, 2005" PLEASE NOTE THAT ITEM 402(D) ALSO REQUIRES DISCLOSURE OF FISCAL YEAR END OPTION/SAR VALUES. PLEASE REVISE AS APPROPRIATE.

         We have revised the registration statement to include the required table.

         12. PLEASE ADD A FOOTNOTE TO THE OPTIONS/SAR GRANTS IN THE LAST FISCAL YEAR TABLE TO INDICATE WHEN THE OPTIONS ARE EXERCISABLE.

         We have revised the registration statement to add the footnote.

         13. WE NOTE YOUR RESPONSE TO COMMENT 31. REVISE TO PROVIDE THE DISCLOSURE REQUIRED BY ITEM 402(F) OF REGULATION S-B.

         We have revised the registration statement accordingly.

PART II RECENT SALES OF UNREGISTERED SECURITIES

         14. WE NOTE YOUR RESPONSE TO COMMENT 34 AND THAT YOU CLAIM SECTION 4(2) AS AN EXEMPTION FROM REGISTRATION. REVISE YOUR DISCLOSURE FOR THESE ISSUANCES, AND THE OTHER ISSUANCE NOTED IN THIS SECTION, TO DESCRIBE THE FACTS THAT YOU RELIED UPON TO MAKE THE EXEMPTION AVAILABLE. SEE ITEM 701(D) OF REGULATION S-B.

         The issuances noted were exempt from registration pursuant to Section 4(2) as each offeree was a "qualified investor". SEC V. RALSTON PURINA CO., 346 U.S. 119, 124 (1953) provides that whether a transaction constitutes a public offering often depends on whether or not the offeree(s) need such protection. ID. at 125. Where one is in such a position as to have access to the information that would be included in a registration statement pursuant to the Act, that person is thought to be able to "fend for themselves," and does not need the protection of the Act requiring registration. ID. at 125, 126. A transaction involving such an offeree would consequently be considered a private offering, exempt from registration. Each of the offerees in the issuances noted were in such a position.

         Additionally, there are many factors that may be involved in determining whether or not a particular transaction is exempt. ID. at 899. Often the most critical consideration is the number of offerees. ID. at 900. While not outcome determinative, the greater the amount of offerees, the more likely it will be considered a public offering. ID. at 901. With regard to the transactions involving the aforementioned offerees, each transaction involved only one offeree. As there was therefore no great amount of offerees in any one transaction, another critical consideration is the relationship of the offerees to the issuer. ID. at 900. This has already been discussed, as all offerees had available to them the information that would be included in a registration statement of the relevant securities.

         Other relevant factors in qualifying for exemption within the meaning of ss.4(2) include the number of units offered, the size of the offering, and the manner of the offering. ID. at 900. Neither the loan amounts nor the amount of shares issued in these transactions consisted of a great amount. Furthermore, the manner of the offerings were not such as would make them seem like public transactions. For example, an offer would be considered public where "the means used to select the particular individuals to whom the offering is to be made bear no sensible relation to the purposes for which the selection is made." SEC
V. SUNBEAM GOLD MINES CO. 95 F.2d 699, 701 (9th Cir. 1938). There is a sensible relation in each case here between the individuals to whom the offerings were made and the purpose for which the selections were made. Each offeree either held a position of power, knowledge and/or authority within Sonoma, including CEOCast, Inc. The transactions referenced here should all be exempt as private offerings not requiring the protection of ss.4(2).

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
September 28, 2005
Page 4 of 4


         15. WE NOTE YOUR RESPONSE TO COMMENT 35. AS PREVIOUSLY NOTED, THE FILING OF THE COMPANY'S REGISTRATION STATEMENT ON NOVEMBER 22, 2004 CONSTITUTES A GENERAL SOLICITATION OF THE COMMON STOCK. SEE THE DIVISION OF CORPORATION FINANCE LETTER TO THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM DATED MARCH 23, 1984. SECTION 4(2) DOCS NOT PROVIDE FOR ANY FORM OF GENERAL SOLICITATION OR ADVERTISING. ADVISE US OF THE LEGAL BASIS FOR YOUR CLAIMED
SECTION 4(2) EXEMPTION FOR THE ISSUANCE OF THESE SECURITIES. WE MAY HAVE FURTHER COMMENT.

         The issuance of common stock to Myron Landin, a consultant of the company, in December 15, 2004 was exempt pursuant to Rule 504 and Section 4(2) as the company and Mr. Landin agreed to the issuance prior to the filing of the registration statement on November 2004 although the issuance of shares from the transfer agent was not accomplished until a latter date. In any event, please see response to Item 14.

         We would very much appreciate your prompt review of Amendment No. 5 and our responses to your comment letter. We will inquire via telephone with respect to a request for acceleration pursuant to Rules 460 and 461. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.

                                                     With kind regards,

cc:         Mr. Charles D. Newman, President
            Sonoma College, Inc.
            1304 South Point Blvd., Suite 280
            Petaluma, CA 94954